05011752

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

6 September 2005

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached copies of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. ("Company") dated August 18, 2005 regarding the notice of cash dividend declaration;
2. SEC Form 17-C of the Company dated August 18, 2005 regarding the election of members of the board of directors and the approval by the stockholders of the amendment of the Company's By-Laws;
3. SEC Form 17-C of the Company dated August 18, 2005 regarding the election of officers, advisory board members and members of the committees of the Company;
4. SEC Form 17-C of the Company dated August 24, 2005 regarding the news article entitled "JG Summit to put up another Asia plant, sets P12B in outlay" and "3 groups eye JG Summit's naphtha proj";

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

10/18

RECEIVED

2005 OCT 17 A 10:47

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Election of Officers, Members of the Advisory Board, Members of the Executive Committee of the Board and Members of the Governance Committees of the Corporation

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 18, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 4**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 4 – Resignation, Removal or Election of Registrant's Directors or Officers**

The following were elected at the Organizational Meeting of the Board of Directors of JG Summit Holdings, Inc. held on August 18, 2005:

A. OFFICERS

1.	James L. Go	Chairman and Chief Executive Officer
2.	Lance Y. Gokongwei	President and Chief Operating Officer
3.	Ignacio O. Gotao	Senior Vice President
4.	Eugenie ML. Villena	Senior Vice President and Chief Financial Officer – Treasurer
5.	Constante T. Santos	Senior Vice President -Corporate Controller
6.	Rosalinda F. Rivera	Corporate Secretary

B. MEMBERS OF THE ADVISORY BOARD

1. Aloysius B. Colayco
2. Washington Z. SyCip

C. MEMBERS OF THE EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS

1. John L. Gokongwei, Jr.
2. James L. Go
3. Lance Y. Gokongwei
4. Johnson Robert G. Go, Jr.

D. MEMBERS OF THE GOVERNANCE COMMITTEES OF THE CORPORATION

A. Audit Committee

1. John L. Gokongwei, Jr.
2. James L. Go
3. Lance Y. Gokongwei
4. Johnson Robert G. Go, Jr.
5. Cornelio T. Peralta (Independent Director) – Chairman of the Audit Committee
6. Jose T. Pardo (Independent Director)

B. Nomination Committee

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Jose T. Pardo (Independent Director)**

C. Remuneration and Compensation Committee

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Cornelio T. Peralta (Independent Director)**

Mr. Cornelio T. Peralta was elected Chairman of the Audit Committee.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

August 18, 2005
(Date)

/kds/

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Clarification of the news articles entitled "JG Summit to put up another Asia plant, sets P12B in outlay" and "3 groups eye JG Summit's naphtha proj"

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 24, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" - Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated August 23, 2005 in response to the ODiSy transmittal of PSE in Annex "B" below.

Annex "B" - ODiSy transmittal of PSE to the Company dated August 22, 2005 requesting for confirmation of the veracity of the information contained in the news articles in Annex "C" below.

Annex "C" - News articles entitled "JG Summit to put up another Asia plant, sets P12B in outlay" and "3 groups eye JG Summit's naphtha proj" which appeared in the August 22, 2005 issues of the BusinessWorld and The Philippine Star, respectively.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

August 24, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

August 23, 2005

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Christine S. Custodio
Specialist, Disclosure Department

Gentlemen:

We refer to your fax-letter dated August 22, 2005, requesting us to confirm the veracity of the information contained in the following news articles:

a) "JG Summit to put up another Asia plant, sets P12B in outlay" which appeared in the August 22, 2005 issue of BusinessWorld;
b) "3 Groups eye JG Summit's naptha proj" which appeared in the August 22, 2005 issue of The Philippine Star.

With respect to the news article referred to in item (a), we believe that the statements contained therein were expressed by Mr. Lance Y. Gokongwei, President and Chief Operating Officer of JG Summit Holdings, Inc. (JGSH), immediately after the annual meeting of the shareholders of JGSH held last August 18, 2005. The other statements in the news article were taken from SEC Form 17-Q of JGSH for the period ended June 30, 2005.

As regards the news article referred to in item (b), please be advised that the three (3) foreign groups mentioned therein are interested in bidding for the engineering, procurement, construction and commissioning contract for the naphtha cracker project.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

ODiSy transmittal

4th Floor, Philippine Stock Exchange Center,
Exchange Road,
Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519, 7611-7612
Fax. No. 636-0809

To	**ATTY. ROSALINDA F. RIVERA** ***Corporate Secretary***
Company	**JG SUMMIT HOLDINGS, INC.**
Sent	**Monday, August 22, 2005**

Dear Atty. Rivera:

This is in reference to the following attached news articles:

1. *"JG Summit to put up another Asia plant, sets P12B in outlay"* published in the August 22, 2005 issue of the BusinessWorld. The article reported in part that:

   "After its foray in Vietnam this year, Gokongwei-led JG Summit Holdings, Inc. is mulling to set up another plant in the region as it earmarks P10 billion to P12 billion in outlay for the year. xxx

   But the firm spent $15 million to put up the Vietnam plant for food unit Universal Robina Corporation.

   Mr. Gokongwei said the outlay will be used for core businesses in food, property and telecoms plus an extra %500 million in the next three years for its airline businesses. xxx"

2. *"3 Groups eye JG Summit's naphtha proj"* published in the August 22, 2005 issue of The Philippine Star. The article reported in part that:

   "Three foreign groups based in Asia have expressed interest to join JG Summit Petrochemical Corp. in building its P26.25-billion naphtha cracker plant, according to a top company official.

   JG Summit Holdings, Inc. president and chief operating officer Lance Gokongwei, however, did not say whether these foreign firms would infuse new capital or extend a loan to the group.

   Construction of the naphtha cracker facility is expected to start next year.

   xxx"

In view thereof, please confirm the veracity of the information contained in the above quoted news articles **before 11:00 a.m. tomorrow, August 23, 2005** via ODiSy, so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,

CHRISTINE S. CUSTODIO
Specialist, Disclosure Department

BusinessWorld
10/S1 CORPORATE NEWS

BY RUBY ANNE M. RUBIO, *Reporter*

JG Summit to put up another Asia plant, sets P12B in outlay

After its foray in Vietnam this year, Gokongwei-led JG Summit Holdings, Inc. is mulling to set up another plant in the region as it earmarks P10 billion to P12 billion in outlay for the year.

President and Chief Operating Officer Lance Y. Gokongwei refused to give more details about the plant.

But the firm spent $15 million to put up the Vietnam plant for food unit Universal Robina Corp.

Mr. Gokongwei said the outlay will be used for core businesses in food, property and telecoms plus an extra $500 million in the next three years for its airline business.

"Bulk of the capital expenditure will go to the telecoms business at P8 billion, while the balance is primarily for food and property. Most of the telco[s] are funded by long-term financing. Similarly, the airlines is funded by export credit agency or sale lease back arrangements. The balance of food and property is funded by cash flow from operations," he told reporters.

"The company intends to continue to invest heavily in our core food, property, telecom businesses as well as industries which are vital to the economy's future primarily on air transportation and petrochemical businesses. These continue to be fast-growing businesses with underserved large market."

Cebu Pacific Air has sought approval from export credit agencies for the purchase of 12 aircraft. It would also tap sale-lease back deals to fund additional planes.

"We will increase flights when the new planes come in. But at this point, we are capacity limited. We are going to focus on domestic first. We will focus on the same routes in Cebu and Davao. We will just add more frequency," he added.

The second largest airline said as of December market share was 37%.

Mr. Gokongwei said the company will increase market share by phasing out its DC9s and replace the entire fleet with a combination of brand-new Airbus A319s and A320s. The re-fleeting is expected to be completed by February 2007.

Cebu Pacific recently reported revenues of P4.02 billion in the first half, up 2.03% from P3.94 billion. Higher cost of services and operating expenses, mainly on rising fuel prices, dragged net income lower to P30.7 million from P395.4 million.

"We put in a fuel surcharge since August last year. But the price of fuel has gone beyond expectations. Possibly, there is a need for fuel surcharge in the next few months if oil prices don't turn down. It depends on the price of fuel," Mr. Gokongwei said.

For the food business, the firm intends to continue to introduce innovative new products, product variants and line extensions in the snackfoods and grocery segments.

The firm also plans to selectively enter and expand its presence in the beverage market with new products. On the popular tea-based C2 green tea product line, Mr. Gokongwei said: "We cannot make enough. Before the end of the year, we will expand capacity."

BusinessWorld Aug. 22 2005

The Philippine STAR **BUSI**

3 groups eye JG Summit's naphtha proj

By ZINNIA B. DELA PEÑA

Three foreign groups based in Asia have expressed interest to join JG Summit Petrochemical Corp. in building its P26.25-billion naphtha cracker plant, according to a top company official.

JG Summit Holdings Inc. president and chief operating officer Lance Gokongwei, however, did not say whether these foreign firms would infuse new capital or extend a loan to the group.

Construction of the naphtha cracker facility is expected to start next year.

To be located in the 10-hectare JGSPC complex in Barangay Simlong, Batangas, the project would be a fully integrated project in the petrochemical industry.

A naphtha cracker plant is the grandparent of the whole plastics industry which converts a by-product in refining crude oil into petroleum products into monomer which is used as raw material by the intermediate industries.

The project, which had been given the green light by the Board of Investments (BOI) on pioneer status, will start commercial operation by December 2008 or early 2009 with around 300 employees.

A six-year income tax holiday, tax and duty-free importation of capital equipment will be accorded for this project.

JG Summit Holdings holds 82.28 percent stake in JGSPC while 17.71 percent is held by Japan's Marubeni Corp.

Project financing will consist of 30 percent equity contribution and 70-percent loan.

BOI officials said this naphtha cracker plant will be beneficial to the midstream as well as downstream petrochemical industries that have long been dependent on imported feedstock.

The backward integration of JGSPC's operation will result in combined capacities of the polyethylene plants to 350,000 metric tons a year from 180,000 MT a year and the polypropylene plants of 185,000 MT a year will be fully utilized.

An integrated petrochemical sector produces the crucial raw materials in making frames for electronics products and home appliances, packages of processed food, pharmaceuticals and a wide range of other manufactured goods, construction materials like PVC pipes, office furnishings, plus plain containers and wrappers.

Phil. Star Aug 22 2006

FILE

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1 2 (Month) 3 1 (Day)
Fiscal Year

1 7 - C
FORM TYPE

Second Thursday of June
Month Day

Notice of Cash Dividend Declaration

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 18, 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No.: **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

The Board of Directors of JG Summit Holdings, Inc. in its meeting held on August 18, 2005 declared a cash dividend of Three Centavos (P0.03) per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of September 16, 2005 and payable on October 12, 2005.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

August 18, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 18, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1605**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Items 4 and 9**

11. **Items 4 and 9- Resignation, Removal or Election of Registrant's Directors or Officers and Other Events**

The following were elected members of the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") at the Annual Meeting of the Stockholders held on August 18, 2005:

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Lily Ngochua**
5. **Patrick Henry C. Go**
6. **Johnson Robert G. Go, Jr.**
7. **Ignacio O. Gotao**
8. **Gabriel C. Singson**
9. **Ricardo J. Romulo**
10. **Cornelio T. Peralta**
11. **Jose T. Pardo**

Mr. Johnson Robert G. Go, Jr. is a newly elected Director of the Corporation and is the owner of one (1) common share of the Corporation.

Messrs. Cornelio T. Peralta and Jose T. Pardo are the Independent Directors of the Corporation.

In the same meeting, the stockholders representing at least two-thirds (2/3) of the outstanding capital stock of the Corporation approved the resolutions of the Board of Directors adopted on March 8, 2005, amending the By-Laws of the Corporation, as follows: (a) to include certain provisions on the election of directors; (b) to provide for the required number of independent directors; and (c) to delegate to the Board of Directors the power to amend or repeal the By-Laws or adopt new By-Laws of the Corporation.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

August 18, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/